Exhibit 99.3
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PainReform Provides Business Update for the Second Quarter of 2023

Targeting to commence second part of Phase 3 clinical trial
in bunionectomy during the fourth quarter of 2023

Tel Aviv, Israel – August 10, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the second quarter ended June 30, 2023.

Ilan Hadar, Chief Executive Officer of PainReform, stated, “We are pleased to report continued progress advancing PRF-110, our lead drug candidate for post-operative extended pain relief, thereby reducing the potential need for the use of opiates. Most notably, we announced positive pharmacokinetic (PK) data in the first part of our two-part Phase 3 clinical trial of PRF-110 in bunionectomy. We are encouraged by this data, which exceeded the FDA safety requirements.”

“Since we encountered issues in manufacturing due to circumstances outside our control, it resulted in a delay in the commencement of the second part of the Phase 3 trial. We have worked closely with our API (active pharmaceutical ingredient) supplier to resolve their deficiency notice. As a result, we are hopeful that the second part of our Phase 3 trial will commence in the fourth quarter of 2023. The upcoming second part of the trial will be a double-blind study, randomizing approximately 400 patients at seven clinical sites in the U.S. and measuring pain reduction by PRF-110 over 72 hours compared with placebo and plain ropivacaine.”

“We remain confident of the safety and quality of our product as an alternative to systemic opioids.  Moreover, we remain highly encouraged by the outlook for the program given the positive PK data in the first part of our Phase 3 trial, as well the favorable results of our prior Phase 2 data in hernia repair.  For these reasons, we believe PRF-110 holds enormous potential in the multi-billion postoperative pain market with the potential to become standard of care.”

Financial Results for Six Months Ended June 30, 2023

Research and development expenses were $2.7 million for the six months ended June 30, 2023, compared to $1.4 million for the six months ended June 30, 2022, an increase of $1.3 million. The increase was primarily due to an increase in clinical trials costs and manufacturing costs.

General and administrative expenses were $2.0 million for the six months ended June 30, 2023, compared to $2.1 million for the six months ended June 30, 2022. An increase in headcount related expenses was offset by a decrease in insurance costs and certain professional services costs.

Financial income, net was $179,000 for the six months ended June 30, 2023, compared to negligible financial income for the six months ended June 30, 2022. The increase was primarily due interest from deposits.

Net loss for the six months ended June 30, 2023 was $4.5 million, compared to a net loss of $3.5 million for the six months ended June 30, 2021, an increase of $1.0 million. The increase was primarily due to an increase in payments for clinical trials costs and manufacturing costs.

As of June 30, 2023, the Company had cash, cash equivalents and short-term deposits of $6.2 million. Subsequent to June 30, 2023, the Company completed two registered direct offerings and private placements for gross proceeds of $4.2 million, which is expected to significantly extend the Company’s cash runway.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:
Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com